Exhibit 99.1

AYR Wellness Announces Transition of Jared Cohen to Board Observer

MIAMI, February 7, 2025 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, announced the resignation of Jared Cohen from its Board of Directors (the “Board”) and transition to Board Observer.

Mr. Cohen commented, “I thank AYR’s Board for approving my transition to Board Observer as I take on new professional obligations unrelated to AYR Wellness and outside of the cannabis industry. I am grateful for the opportunity to serve on AYR’s Board and would like to reiterate my confidence in the Company and its leadership team.”

Louis Karger, Chairman of the Board at AYR, said, “We thank Jared for his service to AYR and look forward to continuing to engage with Jared as a Board Observer.”

Forward-Looking Statements

Certain statements contained in this news release may include “forward-looking information” or “forward-looking statements” within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking statements pertaining to, among other things, AYR’s future leadership and management. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements. Forward-looking statements are based upon known and unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. AYR has no intention, and undertakes no obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Public Engagement

T: (786) 885-0397

Email: comms@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397

Email: IR@ayrwellness.com